Schering completes BENEFIT study in early Multiple Sclerosis

Berlin, June 21, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today at the Fifteenth Meeting of the European Neurological Society (ENS) that the last of the 468 patients completed the two-year investigational treatment with Betaferon(R) in the BENEFIT trial. The final results of the study will be presented at the 21st Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) that will take place from September 28 - October 1, 2005.

BENEFIT, a multicentre, randomized, double-blind, placebo-controlled phase III study was designed to investigate the efficacy and safety of interferon beta-1b (Betaferon(R) / Betaseron(R)) in patients with first clinical symptoms indicative of multiple sclerosis (MS).

Initial analysis shows high adherence of patients with first clinical signs of MS to Betaferon(R) treatment. More than 93 percent of all treated patients completed the investigational treatment period of up to two years. Furthermore, over 90 percent of all patients completing the study have elected to continue in an open-label follow-up study with Betaferon(R).

"BENEFIT findings may set new standards in the treatment of patients with first clinical signs of MS," said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics of the Schering Group. "The high adherence of patients to Betaferon treatment and their confidence in continuing the therapy are very encouraging. We look forward to seeing the final results of BENEFIT which may expand the boundaries of MS therapy and provide patients at all stages of the disease with a proven and safe treatment."

Studies have shown that individuals who experience initial symptoms of MS combined with MRI-detected brain lesions are much more likely to experience a second neurological event, and therefore could be diagnosed with clinically definite MS. Initiating a high-dose interferon treatment in these high-risk patients as soon as possible may help delay the onset of clinically definite MS and change the course of the disease.

Additional information

About BENEFIT:
BENEFIT (Betaferon(R)/Betaseron(R) in newly emerging multiple sclerosis for initial treatment) was conducted in 98 centres in 20 countries and included a total of 487 patients presenting with a first clinical episode suggestive of MS, for a period of up to 24 months.

The BENEFIT study seeks to identify the effect of early treatment with interferon beta-1b (Betaferon(R)) initiated after the first clinical demyelinating event on the development of a second attack, and the diagnosis of clinically definite MS (CDMS) as well as MS according to the diagnostic criteria by McDonald et al.. Furthermore, BENEFIT investigates the impact of early treatment on the formation of new brain lesions as measured by magnetic resonance imaging (MRI). Patients with a first clinical demyelinating event suggestive of MS and typical MRI findings were randomized in a 5:3 ratio to receive either eight million units of interferon beta-1b (Betaferon(R)) every other day or placebo as a subcutaneous injection. Treatment continued for up to 24 months unless patients experienced a second attack and were diagnosed with clinically definite MS.

All study participants will now be offered to participate in a separate open-label follow-up study with Betaferon(R) which will prospectively assess the impact of such early treatment with Betaferon(R) on the long-term course of the disease for a total observation time of five years.

About Betaferon(R):
Betaferon(R) has the broadest experience of any MS medication. In the US, Europe and Japan, Betaferon(R) has been approved for all relapsing forms of MS. It is able to reduce the number of MS episodes by one third, and it reduces the frequency of moderate to severe episodes by as much as 50%. Total net sales of Betaferon(R) in 2004 amounted to EUR 782 m.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de

Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Pharma Communication: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Media Relations: Marcy Funk, T: +1-973-487 2095, marcy_funk@berlex.com

Find additional information at: www.schering.de/eng